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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., D.C. 194 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFITHS MCBURNEY CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 KING STREET WEST, SUITE 300
(No. and Street)

TORONTO	ONTARIO	M5H 1J8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH STARKMAN, CHIEF FINANCIAL OFFICER 416-943-6169
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

222 BAY STREET	TORONTO	ONTARIO	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, DEBORAH STARKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFITHS MCBURNEY CORP., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2014 $
ASSETS	
Cash	**2,696,491**
Cash segregated under federal regulations *[note 6]*	**6,734,451**
Due from clearing broker *[note 3]*	**394,567**
Due from affiliates *[note 3]*	**302,012**
Due from customers	**189,341**
Commodity taxes recoverable *[note 7]*	**81,909**
Income taxes recoverable	**165,117**
Deferred tax asset	**91,789**
Other assets	**68,244**
Total assets	**10,723,921**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities *[note 4]*	**641,374**
Due to clearing broker *[note 3]*	**189,341**
Due to customers	**394,567**
Total liabilities	**1,225,282**
Stockholder's equity	
Capital stock	
Authorized	
Unlimited common shares, with no par value	
Issued and outstanding	
2,875,000 common shares	**2,875,000**
Retained earnings	**6,623,639**
Total stockholder's equity	**9,498,639**
Total liabilities and stockholder's equity	**10,723,921**

See accompanying notes which are an integral part of this statement of financial condition

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Griffiths McBurney Corp.

We have audited the accompanying statement of financial condition of **Griffiths McBurney Corp.** (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Griffiths McBurney Corp.** at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 27, 2015

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

1. INCORPORATION AND CORPORATE ACTIVITIES

Griffiths McBurney Corp. [the "Company"] was incorporated under the Ontario Business Corporations Act on October 25, 1995. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. [the "FINRA"]. The Company's primary source of revenue is from commissions for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method provided for in the Securities and Exchange Commission's [the "SEC"] Rule 15c3-1. The Company clears all transactions with, and for its customers through, GMP Securities L.P. ["GMP Securities"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is located in Toronto, Ontario, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States.

The significant accounting policies are as follows:

Cash and cash segregated under federal regulations

Cash and cash segregated under federal regulations consist of cash on deposit and short-term interest-bearing U.S. treasury bills with a term to maturity of less than three months from the date of purchase. Cash and cash segregated under federal regulations are financial assets which qualify as financial instruments. The fair values of cash and cash segregated under federal regulations approximate their carrying values due to their short-term nature or imminent maturity.

Securities transactions and balances

Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Fair values measurement

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year with gains and losses included in income.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences. Temporary differences are tax effected using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

3. RELATED PARTY TRANSACTIONS

The Company has an arrangement with GMP Securities, a related party under common control, whereby GMP Securities will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

GMP Securities acts as the carrying broker to the Company under an omnibus relationship. The balance due from clearing broker of $394,567 and the due to clearing broker of $189,341 represents omnibus accounts which include all of the Company's outstanding client activity.

The due from affiliates balance includes an amount due from GMP Securities of $297,250 that represents commissions owed to the Company, net of expenses paid on behalf of the Company and trading and administrative services expense referred to above. The balance is due on demand, non-interest bearing and settled on a regular basis.

The Company has a service agreement with GMP Securities, LLC ["GMP LLC"], a related party under common control, whereby GMP LLC will provide certain facilities and perform certain administrative services for the Company. During the year, the Company paid $75,212 to GMP LLC under the service agreement to cover office space and general and administrative costs.

The due from affiliates balance includes an amount due from GMP LLC of $4,762 that represents amounts owed relating to the service agreement referred to above. The balance is due on demand, non-interest bearing and settled on a regular basis.

4. ACCRUED LIABILITIES

The Company reimburses certain clients for eligible brokerage and research services under soft dollar arrangements. At December 31, 2014, soft dollar accruals were $352,233 and recorded in accrued liabilities. Reimbursed expenses are accrued for in the same period as the related commissions are earned and are included in trading and administrative services expenses.

5. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at December 31, 2014, the Company had net capital of $8,452,924 which is $8,202,924 in excess of the required minimum net capital of $250,000.

6. CASH SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

A cash amount of $6,734,451 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

7. COMMODITY TAXES RECOVERABLE

Commodity taxes recoverable represents amounts receivable from Canada Revenue Agency in connection with Harmonized Sales Tax paid to GMP Securities for clearing services.

8. FEDERAL REGULATION RULE 17a-5

The Company filed a copy of its December 31, 2014 statement of financial condition with the SEC pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. Such report is available for examination at the office of the Securities and Exchange Commission in Boston, Massachusetts or in Toronto at the Company's offices located at 145 King Street West, Suite 300, Toronto, Ontario, Canada, M5H 1J8.

9. COMMITMENTS AND CONTINGENCIES

The Company may be a party to legal proceedings including regulatory investigations in the normal course of business. Contingent litigation loss provisions are recorded when it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated. Management and the Company's external legal counsel are involved in assessing likelihood and in estimating any amounts involved. Based on current knowledge, the Company does not have any pending litigation or regulatory matters that would have a material adverse effect on the Company's financial position or results of operations.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 and through to February 27, 2015. There have been no material subsequent events that occurred during that period that would require disclosure in, or would be recognized, in the financial statements for the year ended December 31, 2014.